Exhibit 21.1

Subsidiaries of Allvue Systems Holdings, Inc.

Name	Jurisdiction

Bluefin Blocker Inc.	Delaware

Bluefin Topco, LLC	Delaware

Bluefin Intermediate Holdings, LLC	Delaware

Bluefin Holding, LLC	Delaware

Allvue Systems, LLC	Delaware

Litheo, LLC	Delaware

Mariana Systems, LLC	Delaware

Allvue Systems Limited	UK

Vertice Technologies, B.V.	Netherlands

Allvue Technology Services, LLC	Ukraine

Allvue Systems Pte. Ltd.	Singapore